

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
(56-2) 427-3581 or 427-3416

CCU ANNOUNCEMENT OF 2005 DEFINITIVE DIVIDEND

(Santiago, Chile, March 9, 2006) – The board of Directors on its meeting held yesterday, approved to propose to the Regular Stockholders' Meeting, to be held on April 20, the distribution, with charge to year 2005's net income, of a Definitive Dividend Nº231, which amounts to Ch$67.37364 per share (Ch$336.8682 per ADR), totaling Ch$21,458,697,837. The Dividend will be paid among its 318,502,872 shares.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producer and also participates in the confectionary industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.